Filed by MarkWest Energy Partners, L.P.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Exchange Act of 1934

Subject Company: MarkWest Energy Partners, L.P.

Commission File No.: 001-31239

The following presentation was made available by MarkWest Energy Partners, L.P. on its website on August 5, 2015.

SECOND QUARTER 2015 CONFERENCE CALL PRESENTATION August 5, 2015

NON-GAAP FINANCIAL MEASURES / FORWARD-LOOKING STATEMENTS We use non-generally accepted accounting principles (“non-GAAP”) financial measures in this presentation. Our reconciliation of non-GAAP financial measures to comparable GAAP measures can be found in MarkWest’s Annual Report on our website at www.markwest.com. These non-GAAP measures should not be considered an alternative to GAAP financial measures. This communication includes “forward-looking statements.” All statements other than statements of historical facts included or incorporated herein may constitute forward-looking statements that involve a number of risks and uncertainties. These statements may include statements regarding the proposed acquisition of MarkWest by MPLX LP, the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and any other statements regarding MarkWest’s future operations, anticipated business levels, future earnings and distributions, planned activities, anticipated growth, market opportunities, strategies and competition. All such forward-looking statements involve estimates and assumptions that are subject to a number of risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied in such statements. Factors that could cause or contribute to such differences include: factors relating to the satisfaction of the conditions to the proposed transaction, including regulatory approvals and the required approval of MarkWest’s unitholders; the parties’ abilities to meet expectations regarding the timing and tax treatment of the proposed transaction; the possibility that the combined company may be unable to achieve expected synergies and operating efficiencies in connection with the transaction within the expected time-frames or at all; the integration of MarkWest being more difficult, time-consuming or costly than expected; the effect of any changes resulting from the proposed transaction in customer, supplier and other business relationships; general market perception of the proposed transaction; exposure to lawsuits and contingencies associated with MPLX; the ability to attract and retain key personnel; prevailing market conditions; changes in the economic and financial conditions of MarkWest and MPLX; uncertainties and matters beyond the control of management; and the other risks discussed in the periodic reports filed with the Securities and Exchange Commission (SEC), including MarkWest’s and MPLX’s Annual Reports on Form 10-K for the year ended December 31, 2014 and MarkWest’s Report on Form 10-Q for the quarter ended June 30, 2015. The forward-looking statements should be considered in light of all these factors. In addition, other risks and uncertainties not presently known to MarkWest or that MarkWest considers immaterial could affect the accuracy of the forward-looking statements. The reader is cautioned not to rely unduly on these forward-looking statements. MarkWest does not undertake any duty to update any forward-looking statement except as required by law. 2

ADDITIONAL INFORMATION Additional Information and Where to Find It This communication may be deemed to be solicitation material in respect of the proposed acquisition of MarkWest by MPLX. In connection with the proposed acquisition, MarkWest and MPLX intend to file relevant materials with the SEC, including MPLX’s registration statement on Form S-4 that will include a joint proxy statement/prospectus. Investors and security holders are urged to read all relevant documents filed with the SEC, including the proxy statement/prospectus when they become available, because they will contain important information about the proposed transaction. Investors and security holders are able to obtain the documents (once available) free of charge at the SEC’s website, http://www.sec.gov, or for free from MarkWest by contacting Investor Relations by phone at 1-(866) 858-0482 or by email at investorrelations@markwest.com. Participants in the Solicitation This communication is not a solicitation of a proxy from any investor or security holder. However, MarkWest and its directors and executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the holders of MarkWest common units with respect to the proposed transaction. Information about MarkWest’s directors and executive officers is set forth in the proxy statement for MarkWest’s 2015 Annual Meeting of Common Unitholders, which was filed with the SEC on April 23, 2015 and MarkWest’s current reports on Form 8-K, as filed with the SEC on May 5, 2015, May 19, 2015 and June 8, 2015. To the extent holdings of MarkWest securities have changed since the amounts contained in the proxy statement for MarkWest’s 2015 Annual Meeting of common unitholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the acquisition (once available). These documents (when available) may be obtained free of charge from the SEC’s website http://www.sec.gov, or from MarkWest using the contact information above. Non-Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. 3

SECOND QUARTER 2015 HIGHLIGHTS Total volume of over 5.5 Bcf/d for the second quarter 2015, an increase of 2% over the first quarter 2015 and 40% over the second quarter 2014 Reported Distributable Cash Flow (DCF) of $165.9 million and Adjusted EBITDA of $218.9 million for the second quarter 2015 Increased distribution to $0.92 cents per common unit for the second quarter 2015, with a coverage ratio of 0.94 times Completed five new processing facilities in the Marcellus and Utica, totaling 1.0 Bcf/d of additional capacity 15 major infrastructure projects currently under construction, which when complete, will increase our processing capacity to 8.6 Bcf/d and fractionation capacity to over 600,000 Bbl/d 4

STRATEGIC TRANSACTION Announced strategic combination with MPLX LP, expected to close fourth quarter 2015 Creates a large-cap, diversified MLP with compound annual distribution growth rate of > 25% through 2017, and approximately 20% for 2018 and 2019 MPC, as the GP sponsor, has interests aligned with the combined MLP and is committed to provide support for the distribution growth objectives Strong sponsor with drop-down portfolio of $1.6 B of EBITDA to support distribution growth MWE projects ~$1.5 B per year in organic capital spending for the next five years Upside growth and synergistic growth opportunities of $6 B to $9 B 5

# SIGNIFICANT SYNERGISTIC OPPORTUNITIES

- The combination provides significant vertical integration opportunities between MWE and MPC/MPLX
- Strategic projects:
  - Cornerstone Pipeline
  - Utica condensate opportunity
  - Alkylation plant



Gas Processing (Marcellus and Utica)
Gas Gathering
NGL & Condensate Supply from Marcellus / Utica Producers
Condensate
Stabilizer (Ohio Condensate)
Cornerstone
Condensate Splitters (Canton & Catlettsburg)
Cornerstone and Other Pipelines
Midwest Refineries
Cornerstone and Other Pipelines
Canadian Diluents
Fractionation (Houston and Hopedale)
Long Haul Pipeline
East Coast / New York Harbor
PDH / BDH Facility
Alkylation and Gasoline Blending
Cornerstone Pipeline
Midwest Refineries
Other Strategic Projects
MarkWest Existing Infrastructure
MPC Existing Infrastructure
Potential Partnership Assets

MARKWEST 6

MARKWEST HAS THE PREMIER POSITION IN MARCELLUS & UTICA We operate 39 processing and fractionation facilities in the Marcellus & Utica shales and have 13 additional facilities currently under construction We currently process and fractionate approximately three quarters of growing production from rich-gas areas in the Northeast We have extensive long-term producer partnerships with Marcellus & Utica area dedications of 7.7 million acres 7

MARCELLUS SEGMENT OVERVIEW Completed three new processing facilities, totaling 600 MMcf/d of incremental capacity Five major processing complexes are highly utilized, averaging 90% over the second quarter 2015 Processed volumes increased 2% from the first quarter 2015, and 59% compared to the second quarter 2014 3,500 3,000 2,500 2,000 1,500 1,000 500 0 1Q104Q103Q112Q121Q134Q133Q14 2Q15F *Based on weighted average number of days plant(s) in service Houston Majorsville Mobley Sherwood Keystone 8 3Q15 through 4Q15 Avg. Complex 2Q15 Average Capacity (MMcf/d)* 2Q15 Average Volume (MMcf/d) 2Q15 Utilization (%) Sherwood 1,000 970 97% Mobley 720 600 83% Majorsville 914 823 90% Houston 355 323 91% Keystone 210 179 85% 2Q15 Total 3,199 2,895 90% 1Q15 Total 3,155 2,845 90% ~45% Forecasted Avg. Increase from FY2014 to FY2015 Processed Volumes (MMcf/d)

UTICA SEGMENT OVERVIEW Completed two new processing facilities, totaling 400 MMcf/d of incremental capacity Average utilization of Utica processing complexes was 77% during the second quarter 2015 Commenced operation of large-scale dry gas gathering system, supporting producer development in Belmont county 1000 900 800 700 600 500 400 300 200 100 0 4Q12 2Q13 4Q13 2Q14 4Q14 2Q15F 4Q15F *Based on weighted average number of days plant(s) in service Seneca Cadiz 9 3Q15 through 4Q15 Avg. Complex 2Q15 Average Capacity (MMcf/d) * 2Q15 Average Volume (MMcf/d) 2Q15 Utilization (%) Cadiz 362 258 71% Seneca 631 504 80% 2Q15 Total 993 762 77% 1Q15 Total 925 755 82% ~95% Forecasted Avg. Increase from FY2014 to FY2015 Processed Volumes (MMcf/d)

MARCELLUS & UTICA FRACTIONATION OVERVIEW Total C2+ fractionated volumes from the Marcellus and Utica exceeded 226 MBbl/d for the second quarter 2015, an increase of 5% from the first quarter 2015, and 60% from the second quarter 2014 Scheduled to begin operation of three new fractionation facilities by the end of 2015, adding over 80,000 Bbl/d of C2+ capacity Approximately 50% forecasted average increase from full-year 2014 to full-year 2015 250,000 200,000 150,000 100,000 50,000 - *Based on weighted average number of days plant(s) in service 1Q13 3Q13 1Q143Q14 1Q15F 3Q15F C3+C2 10 3Q15 through 4Q15 Avg. Complex 2Q15 Average Capacity (Bbl/d)* 2Q15 Average Volume (Bbl/d) 2Q15 Utilization (%) Marcellus 123,000 131,100 107% Utica 69,000 29,800 43% Total C3+ 192,000 160,900 84% Total C2 134,000 65,500 49% ~50% Forecasted Avg. Increase from FY2014 to FY2015 Fractionated Volumes (Bbl/d)

CONDENSATE SOLUTIONS ILLUSTRATE STRATEGIC OPPORTUNITIES 23,000 Bbl/d condensate stabilization facility was completed in March 2015 and is currently fully utilized The facility is the largest of its kind in the Utica and connects Utica and Marcellus NGLs to refinery and petrochemical markets The facility will serve as the origin for the MPLX Cornerstone Pipeline, delivering stabilized condensate to MPC’s Canton refinery Together with MPLX and MPC, we will have the ability to accelerate and lead the development of future downstream projects in the Northeast Canton, OH (MPC Refinery) Heavy Naphtha to Reforming Source: MPC 11 MWE Gathering System MWE Utica Complex MWE NGL Pipeline Seneca Cadiz Integrating with MPC’s Canton Refinery Light Naphtha to Gasoline Blending Distillates to Hydrotreating Heavier Components To Downstream Process Units Existing Crude Unit Conventional Crude Utica Condensate Sweet New Fractionator Ohio Condensate Hopedale Fractionator MPLX Cornerstone Pipeline

SOUTHWEST SEGMENT OVERVIEW Utilization of Southwest processing complexes averaged 82% during the second quarter 2015 Announced entry into the Permian with the development of a 200 MMcf/d plant in Culberson County, Texas, to support Cimarex Energy and Chevron’s development of the Delaware Basin in West Texas Completed 60-mile gathering pipeline connecting Newfield’s STACK acreage in the Cana-Woodford to our existing Western Oklahoma assets 1,200 1,000 800 600 Utilization 400 200 - 1Q10 4Q10 3Q11 2Q121Q13 4Q13 3Q14 2Q15F Gulf Coast SEOK WOK East Texas *Based on weighted average number of days plant(s) in service **Processing capacity includes Partnership’s portion of Centrahoma JV 12 3Q15 through 4Q15 Avg. Complex 2Q15 Average Capacity (MMcf/d) * 2Q15 Average Volume (MMcf/d) 2Q15 (%) East Texas 520 490 94% Western OK 435 288 66% Southeast OK** 104 104 100% Gulf Coast 142 102 72% 2Q15 Total 1,201 984 82% 1Q15 Total 1,201 992 83% ~10% Forecasted Avg. Increase from FY2014 to FY2015 Processed Volumes (MMcf/d)

PROCESSED VOLUME GROWTH 5.5 ~35% 5.0 4.5 Compound Annual Growth in 4.0 3.5 3.0 2.5 2.0 1.5 1.0 0.5 0.0 1Q09 3Q09 1Q10 3Q10 1Q11 3Q11 1Q12 Northeast 3Q12 1Q133Q13 1Q14 3Q14 1Q15 3Q15F Southwest Marcellus Utica 13 Billion cubic feet per day (Bcf/d) 3Q15 through 4Q15 Avg. Processed Volumes from 2009 to 2015 Second largest processor of natural gas and fourth largest fractionator of NGLs in the U.S.

FINANCIAL FORECAST 2015 DCF Forecast: $700MM – $750MM 2015 EBITDA Forecast: $925MM – $975MM Capital Investment Forecast Net Operating Margin 2015 Forecast 2015: $1.5B to $1.9B 100% 12% 80% 12% 60% 40% 76% 20% 0% Fee-Based Percent-of-Proceeds Keep-Whole NOTE: Net Operating Margin is calculated as segment revenue less purchased product costs 14 90% Fee-based 60% of C3+ commodity exposure hedged for 2015 2015 weighted average hedged price: - NGL’s $0.53 per gallon - Crude $88 per barrel

LIQUIDITY SUMMARY We preserve a strong balance sheet to fund growth We have over $700 million of liquidity to support our capital investment program We maintain flexible financing options Funding of base capital requirements using a combination of long-term debt and equity In May, we completed a public offering of $1.2 billion of 4.875% senior unsecured notes due in 2025, and in June, we utilized proceeds from this transaction to redeem our 6.75% Senior Notes due 2020, 6.5% Senior Notes due 2021 and 6.25% Senior Notes due 2022 The effect of this refinancing was to extend the first maturity of the Partnership’s long-term debt until 2023 and to reduce the Partnership’s cost of debt capital As of June 30, 2015 our leverage ratio was 4.6x Year-to-date, we have issued 636,000 common units and received net proceeds of $39.6 million 15 MarkWest has over $700 million of liquidity

APPENDIX

# MARCELLUS & UTICA: 39 PROJECTS COMPLETE…

## …13 major projects under construction, 5 to be completed in 2015

**HOPEDALE FRACTIONATION COMPLEX**
(MarkWest & MarkWest Utica EMG shared fractionation capacity)
C3+ Fractionation I & II – 120,000 Bbl/d – Operational
C3+ Fractionation III – 60,000 Bbl/d – 2Q16

**OHIO GATHERING & OHIO CONDENSATE**
MarkWest Utica EMG's Joint Venture with Summit Midstream, LLC
Stabilization Facility – 23,000 Bbl/d – Operational

**CADIZ COMPLEX**
Cadiz I – III – 525 MMcf/d – Operational
Cadiz IV – 200 MMcf/d – 2Q16
De-ethanization – 40,000 Bbl/d – Operational



OHIO
Carroll
Jefferson
Hancock
Harrison
Brooke
Ohio
Belmont
Marshall
Noble
Monroe
Wetzel
WEST VIRGINIA
Doddridge
PENNSYLVANIA
Butler
Beaver
Allegheny
Washington
Greene
MWE Gathering System
MWE Marcellus Complex
MWE Utica Complex
MWE NGL Pipeline
MWE Purity Ethane Pipeline
MWE NGL/Purity Ethane Pipeline Under Construction
ATEX Express Pipeline
TEPPCO Product Pipeline
Sunoco Mariner Pipeline

**SENECA COMPLEX**
Seneca I – IV – 800 MMcf/d – Operational

**KEYSTONE COMPLEX**
Bluestone I – II & Sarsen I – 210 MMcf/d – Operational
Bluestone III – 200 MMcf/d – 4Q15
Bluestone IV – 200 MMcf/d – 3Q16
C2 Fractionation – 14,000 Bbl/d – Operational
C3+ Fractionation – 12,000 Bbl/d – Operational
De-ethanization – 40,000 Bbl/d – 4Q16
C3+ Fractionation – 31,000 Bbl/d – 4Q15

**FOX COMPLEX**
Fox I – 200 MMcf/d – 4Q16
De-ethanization – 20,000 Bbl/d – 4Q16

**HOUSTON COMPLEX**
Houston I – IV – 555 MMcf/d – Operational
C3+ Fractionation – 60,000 Bbl/d – Operational
De-ethanization – 40,000 Bbl/d – Operational

**MAJORSVILLE COMPLEX**
Majorsville I – VI – 1,070 MMcf/d – Operational
Majorsville VII – 200 MMcf/d – 2Q16
De-ethanization – 40,000 Bbl/d – Operational

**MOBLEY COMPLEX**
Mobley I – IV – 720 MMcf/d – Operational
Mobley V – 200 MMcf/d – 4Q15
De-ethanization – 10,000 Bbl/d – 4Q15

**SHERWOOD COMPLEX**
Sherwood I – VI – 1,200 MMcf/d – Operational
Sherwood VII – 200 MMcf/d – 2Q16
De-ethanization – 40,000 Bbl/d – 4Q15

MARKWEST
17

# RECONCILIATION OF DCF & DISTRIBUTION COVERAGE

| ($ in millions) | Six Months Ended 6/30/2015 | Year Ended 12/31/2014 |
|---|---|---|
| Net (loss) Income | $ (80.9) | $ 160.3 |
| Depreciation, amortization and other non-cash operating expenses | 273.4 | 489.4 |
| Loss on sale or disposal of property, plant and equipment | 1.6 | 1.1 |
| Loss on redemption of debt, net of current tax benefit | 117.9 | - |
| Amortization of deferred financing costs and debt discount | 3.2 | 7.3 |
| (Earnings) loss from unconsolidated affiliates | (3.8) | 4.5 |
| Distributions from unconsolidated affiliates | 20.5 | 12.5 |
| Partnership's share of non-cash compensation expense | 9.0 | 10.3 |
| Unrealized loss (gain) on derivative instruments | 15.5 | (82.1) |
| Deferred income tax (benefit) expense | (15.7) | 41.6 |
| Cash adjustment for non-controlling interest of consolidated subsidiaries | (20.9) | (17.9) |
| Revenue deferral adjustment | (0.2) | 7.0 |
| Impairment expense | 25.5 | 62.4 |
| Other (1) | 8.9 | 29.1 |
| Maintenance capital expenditures | (7.8) | (19.1) |
| **Distributable Cash Flow (DCF)** | **$ 346.2** | **$ 706.4** |
| Total distributions declared for the period | 346.0 | 629.0 |
| **Distribution Coverage Ratio (DCF / Total distributions declared)** | **1.00x** | **1.12x** |

(1) Other includes amounts related to capitalized interest associated with joint venture capital expenditures and fees earned related to development of joint venture capital projects.

MARKWEST

18

# RECONCILIATION OF ADJUSTED EBITDA

| *($ in millions)* | *LTM Ended 6/30/2015* | *Year Ended 12/31/2014* | *Year Ended 12/31/2013* |
|---|---|---|---|
| Net income | $ 50.4 | $ 160.3 | $ 40.4 |
| Non-cash compensation expense | 13.5 | 10.3 | 7.8 |
| Unrealized (gain) loss on derivative instruments | (73.5) | (82.0) | 15.6 |
| Interest expense [(1)] | 182.2 | 165.4 | 150.1 |
| Depreciation, amortization and other non-cash operating expenses | 523.5 | 489.4 | 365.7 |
| Loss (gain) on disposal of property, plant and equipment | 1.4 | 1.1 | (33.8) |
| Loss on redemption of debt, net of current tax benefit | 117.9 | - | 38.5 |
| Provision for income tax expense | 17.0 | 42.2 | 12.7 |
| Adjustment for cash flow from unconsolidated affiliates | 29.2 | 16.9 | 4.9 |
| Impairment expense | 88.0 | 62.5 | - |
| Adjustment for non-controlling interest in consolidated subsidiaries | (33.5) | (17.9) | 6.1 |
| Other [(2)] | 10.9 | 26.1 | (2.0) |
| **Adjusted EBITDA** | **$ 927.0** | **$ 874.3** | **$ 606.0** |

(1) Includes amortization of deferred financing costs and debt discount, and excludes interest expense related to the Steam Methane Reformer.
(2) Other includes amounts related to capitalized interest associated with joint venture capital expenditures and fees earned related to development of joint venture capital projects, non-controlling interest in consolidated subsidiaries and an adjustment for deferred revenue.

MARKWEST

19

RECONCILIATION OF NET OPERATING MARGIN Six Months Ended Year Ended ($ in millions) 6/30/2015 12/31/2014 20 Income from operations Facility expenses Derivative gain Revenue deferral adjustment and other Revenue adjustment for unconsolidated affiliate Purchased product costs from unconsolidated affiliate Selling, general and administrative expenses Depreciation Amortization of intangible assets Loss on disposal of property, plant and equipment Accretion of asset retirement obligations Impairment expense $122.9 180.4 (0.6) (11.6) 60.5 - 69.6 241.5 31.4 1.6 0.4 25.5 $377.2 343.4 (95.3) (9.7) 41.5 (0.3) 126.5 422.8 64.9 1.1 0.6 62.4 Net Operating Margin $721.6 $ 1,335.1

1515 ARAPAHOE STREET TOWER 1, SUITE 1600 DENVER, COLORADO 80202 PHONE: 303-925-9200 INVESTOR RELATIONS: 866-858-0482 EMAIL: INVESTORRELATIONS@MARKWEST.COM WEBSITE: WWW.MARKWEST.COM